# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Two Hands Corp, CIK 0001494413
CUSIP: 90187E501
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 141 Piping Rock Road, Locust Valley, New York (NY), 11560
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001683832
Persons authorized to receive notices and communications: Emil Assentato, 141 Piping Rock Road, Locust Valley, New York (NY), 11560, 516-384-2577

## Reporting persons
- Emil Assentato (CIK 0001683832): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,000,000,000; shared voting power 0; sole dispositive power 3,000,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000,000 (57% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Two Hands Corp
Address of issuer's principal executive offices: 141 Piping Rock Road, Locust Valley, New York (NY), 11560

## Item 2. Identity and Background
Name of person filing: Emil Assentato
Residence or business address: 141 Piping Rock Road, Locust Valley, NY 11560
Present principal occupation or employment: Reporting Person is principally involved in the business of consulting.
Criminal convictions in the last five years: During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Reporting Person is a U.S. citizen and resident of State of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 30, 2024, Two Hands Corporation (the "Company") issued a total of 3,000,000,000 shares of its common stock to Emil Assentato in connection with the conversion of $300,000 in outstanding notes. The shares of common stock were issued at a conversion price of $0.0001 per share, consistent with the terms of the respective agreements governing the notes. The offer and issuance by the Company of the shares of common stock are exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

The Reporting Person acquired beneficial ownership of the Securities with his own funds.

The Reporting Person did not acquire beneficial ownership of any securities with borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 30, 2024, Reporting Person beneficially owned 3,000,000,000 or 57% of Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 3,000,000,000
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Emil Assentato: /s/ Emil Assentato, Emil Assentato (01/10/2025)